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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                   ------------------------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June 2008

                          Commission File No. 000-30752


                              AETERNA ZENTARIS INC.
                   ------------------------------------------

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F  [X]   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                  Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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                                 DOCUMENTS INDEX



DOCUMENTS DESCRIPTION

1. Press Release dated June 27, 2008: AEterna Zentaris Sells Quebec City Building for $7.1 million
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                                                        [AETERNA ZENTARIS LOGO]


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aezsinc.com


                                                           PRESS RELEASE
                                                           For immediate release


AETERNA ZENTARIS SELLS QUEBEC CITY BUILDING FOR $7.1 MILLION


ALL AMOUNTS ARE IN U.S. DOLLARS

QUEBEC CITY, CANADA, JUNE 27, 2008 - Aeterna Zentaris Inc. (NASDAQ: AEZS; TSX:
AEZ;), a global biopharmaceutical company focused on endocrine therapy and oncology, today announced it has completed the sale of its Quebec City property for a purchase price of $7.1 million, payable in cash. Aeterna Zentaris also entered into a long-term lease agreement enabling the Company to continue occupying its current space for its Quebec City operations.

Juergen Ernst, Chairman and Interim President and CEO of Aeterna Zentaris stated, " We are very pleased to have completed the sale of our Quebec City property. This is in line with our corporate strategy which includes divesting non-core assets to provide additional non-dilutive financing. The funds will be dedicated to our ongoing Phase 3 program with cetrorelix in benign prostatic hyperplasia."

ABOUT AETERNA ZENTARIS INC.

Aeterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology, with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at www.aezsinc.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks
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and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested by a governmental authority or applicable law.

CONTACTS

Dennis Turpin, CA
Senior Vice President and Chief Financial Officer
(908) 626-5503
dturpin@aezsinc.com

MEDIA RELATIONS
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com

                                      -30-

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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             AETERNA ZENTARIS INC.


Date:  June 30, 2008         By:  /s/ Dennis Turpin
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                                  Dennis Turpin
                                  Senior Vice President, Chief Financial Officer